Mail Stop 4561
	 								March 30, 2006

VIA U.S. MAIL AND FAX (315) 389-5363

Mr. Donald Gruneisen
Chief Financial Officer
Pipeline Data Inc.
1515 Hancock St., Suite 301, Hancock Plaza
Quincy, MA 02169-5243

      Re:	Pipeline Data Inc.
      	Form 10-KSB/A for the year ended December 31, 2004
		Form 10-QSB for the quarterly period ended March 31,
2005
			Form 10-QSB for the quarterly period ended June 30,
2005
      Form 10-QSB for the quarterly period ended September 30,
2005
      File No. 0-50611

Dear Mr. Gruneisen:

      We have reviewed your response letter filed March 28, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revenue and Cost Recognition, page F-10
1. We have reviewed your response to comment 1, and request that you provide us with the following additional information:

* Please provide us with a copy of any agreements between yourself, banks and/or merchants, the terms of which have led you to account for the revenues recognized under that agreement on a gross basis in accordance with EITF 99-19.

* Please provide us with a detailed narrative description of all of the parties that may be involved in a typical transaction, and what the actions and responsibilities of each of these parties are. It appears from the one agreement that we have received that you are acting as an agent for the bank. For example, paragraph 1(a) states that you will use your best efforts to market all available processing services of EFS to merchants and paragraph 2 states that
EFS will conduct its own review of merchants forwarded by you and make the final decision on whether to accept the merchant. These factors appear to indicate that you are the agent and the bank is the principal.

* Please tell us in a detailed narrative how you evaluated the criteria in EITF 99-19 to determine that revenues from processing services should be recorded on a gross basis, (please note that a thorough analysis should address each of the indicators within 99-
19). In your response, please specifically address a scenario such as the one described on page 9, where the processing bank collects the total discount rate and various fees from the merchant, disburses to each of the service providers its fees, and then disburses the remainder to you after month end.

Note J - Merchant Portfolio and Residual Rights Purchase, page F-
22
2. Please amend your filing to classify your Merchant portfolio and
Residual rights purchase assets as intangible assets with a finite life. Additionally, tell us the impact that this correction will have on your financial statements for the year ended December 31, 2003. Refer to paragraphs 11 and B56 of SFAS 142.

Certifications
3. Please amend your filing to include the certifications exactly as set forth in Regulation S-K, Item 601, Exhibit 31. Note that the introductory language in paragraph 4 of the Section 302 certification that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), may be excluded until the first annual report required to contain management`s internal control report and thereafter. Refer to SEC Rel.T.33-8238.III.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Donald Gruneisen
Pipeline Data Inc.
March 30, 2006
Page 1